December 1, 2022

VIA EDGAR

Michael Killoy

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diffusion Pharmaceuticals Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 28, 2022 File No. 001-37942

Dear Mr. Killoy:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated November 30, 2022, regarding the revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), which was filed by Diffusion Pharmaceutical Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on November 28, 2022.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response, which includes references to the changes the Company will reflect in an amended Preliminary Proxy Statement to be filed with the Commission in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Preliminary Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proxy Card, page 40

1.

Comment: We note that you have added a “FOR ALL” option on the form of proxy card for the Company’s nominees. Rule 14a-19(f) permits a “FOR ALL” option for a group of nominees provided there is a similar means for the security holder to withhold authority vote for such group of nominees. Accordingly, please revise to include a “WITHHOLD ALL” option for the Company’s nominees.

Response: The Company acknowledges the Staff’s comment and will revise the form of proxy to include a “WITHHOLD ALL COMPANY NOMINEES” option.

2.	Comment: Please revise to label the “FOR ALL” and the “WITHHOLD ALL” options as relating to the Company’s nominees.

Response: The Company acknowledges the Staff’s comment and will revise the form of proxy to include options “FOR ALL COMPANY NOMINEES” and “WITHHOLD ALL COMPANY NOMINEES.”

* * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

cc:	Christina Chalk, Senior Special Counsel William Elder (Diffusion Pharmaceuticals Inc.) John E. Alessi (Dechert LLP)